Filed by Relativity Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Instinct Bio Technical Company Inc.

Commission File No. 333-290120-01
Date: February 25, 2026

Relativity Acquisition Corp. and Instinct Brothers Announce Extraordinary General Meeting of Relativity Shareholders to Approve Business Combination

NEW YORK & TOKYO— February 25, 2026—(Globe Newswire)—Relativity Acquisition Corp. (OTC: ACQC) (“Relativity”), a special-purpose acquisition company, and Instinct Brothers Co., Ltd. (“Instinct Brothers”), a vertically integrated leader in the stem cell and regenerative medicine sector, announced today that an extraordinary general meeting of shareholders of Relativity (the “Extraordinary General Meeting”) to approve the previously announced business combination (the “Business Combination”) is scheduled to be held on Wednesday, March 25, 2026, at 9:30 a.m. Eastern Time.

This announcement follows the U.S. Securities and Exchange Commission (the “SEC”) declaring effective the Registration Statement on Form F-4 (the “Registration Statement”) filed in connection with the Business Combination. Relativity will mail the definitive proxy statement/prospectus relating to the Business Combination to its shareholders of record as of the close of business on February 25, 2026.

Extraordinary General Meeting Details

The Extraordinary General Meeting will be held virtually. Shareholders of record as of February 25, 2026, are entitled to notice of the Extraordinary General Meeting and to vote on the Business Combination and related matters. Detailed information regarding the resolutions to be voted upon and instructions for participating in the virtual meeting are available in the definitive proxy statement/prospectus at www.sec.gov.

Assuming the satisfaction of all closing conditions, including the approval of the Business Combination by Relativity shareholders, the post-combination company intends to list its securities on the Nasdaq Stock Market under the proposed ticker symbols “BIOT” and “BIOTW.”

“The effectiveness of our registration statement and the scheduling of the March 25th shareholder vote mark the definitive milestones toward completing our business combination with Instinct Brothers,” said Tarek Tabsh, Chief Executive Officer of Relativity Acquisition Corp. “Our focus is on the transition of the company to the Nasdaq under the 'BIOT' ticker and the execution of a commercial strategy centered on Instinct Brothers’ vertically integrated stem cell ecosystem. We have worked to ensure this platform is positioned to scale as a public entity, and we look forward to finalizing this transaction for our shareholders.”

“Since announcing the transaction, we have remained disciplined in our preparation for success as a publicly-traded company,” said [Partner Name/Instinct Rep]. “With its integrated research, manufacturing, and clinical capabilities, Instinct Brothers is prepared to meet the evolving global demand for regenerative health technologies.”.

About Instinct Brothers

Instinct Brothers is a pioneer in the vertical stem cell industry, operating a comprehensive ecosystem that spans the entire regenerative medicine value chain. By integrating proprietary stem cell research and development with advanced manufacturing and clinical application, the company provides high-purity therapeutic solutions, wellness products, and skincare. This vertical model allows Instinct Brothers to maintain rigorous quality control from the laboratory to the end-user, accelerating the global adoption of regenerative health technologies.

About Relativity Acquisition Corp.

Relativity Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. Relativity focuses on identifying market-leading companies with disruptive potential in the health, wellness, and technology sectors.

Additional Information and Where to Find It

In connection with the Business Combination, Relativity Holdings Inc. and Instinct Bio have filed a registration statement on Form F-4 (the “Form F-4”) with the United States Securities and Exchange Commission ( the “SEC”), which includes a preliminary prospectus with respect to its securities to be issued in connection with the Business Combination and a preliminary proxy statement with regard to Relativity’s stockholder meeting at which Relativity’s stockholders will be asked to vote on the Business Combination. Relativity’s investors, stockholders and other interested persons are advised to read the Form F-4, including the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC, because these documents will contain important information about the proposed Business Combination. Relativity will mail the definitive proxy statement/prospectus to stockholders of record of Relativity for voting on the business combination. Relativity stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Relativity Acquisition Corp., 3753 Howard Hughes Parkway, Suite 200 Las Vegas, Nevada 89169; e-mail: info@relativityacquisitions.com. These documents, once available, can also be obtained, without charge, at the SEC’s website www.sec.gov.

Participants in the Solicitation

Relativity and Instinct Bio and their respective directors and officers may be deemed participants in soliciting proxies of Relativity’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of the executive officers and directors of Relativity and Instinct Bio in the F-4 and other relevant materials filed with the SEC in connection with the Business Combination when they become available. Information concerning the interests of Relativity’s participants in the solicitation, which may, in some cases, be different from those of their stockholders generally, will be set forth in the Form F-4.

No Offer or Solicitation

This press release does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with the proposed potential business combination among Relativity and Instinct Bio or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Forward Looking Statements

This press release may include, and oral statements made from time to time by representatives of Relativity or Instinct Brothers may include “forward-looking statements”. Statements regarding possible business combinations and the financing thereof, and related matters, as well as all other statements other than statements of historical fact included in this press release, are forward-looking statements. When used in this press release, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions, as they relate to us or our management team, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, management of Relativity and Instinct Brothers. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in filings with the SEC. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by this paragraph. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of Relativity or Instinct Brothers, including those set forth in the Risk Factors section of the Form F-4 and prospectus filed with the SEC. Relativity and Instinct Brothers undertake no obligation to update these statements for revisions or changes after the date of this release except as required by law.